Exhibit 10.2.4
November 21, 2019
Dear Executive:
This letter specifies certain terms applicable to your fiscal year 2020 performance-based Restricted Stock Units (“FY 2020 RSUs”) in the event your employment is terminated due to your death, Disability, or for any other reason (other than for cause) prior to October 22, 2020 (an “Eligible Termination”). Capitalized terms not otherwise defined in this letter have the meanings assigned to such terms in the Costco Wholesale Corporation 2019 Stock Incentive Plan (the “Plan”).
The Compensation Committee of the Board of Directors has set performance conditions for the FY 2020 RSUs. They consist of achieving either: total sales growth of 4% versus fiscal year 2019, excluding the impact of changes in foreign currencies relative to the U.S. dollar, or pre-tax income growth of 3% versus fiscal year 2019, also excluding the impact of changes in foreign currencies relative to the U.S. dollar. The Committee’s evaluation of the attainment of the conditions is subject to other conditions and adjustments.
If the performance conditions are not achieved, your FY 2020 RSUs automatically will be canceled and terminate without the payment of any consideration to you. In the event you experience an Eligible Termination and the Compensation Committee determines that the performance goals established for your FY 2020 RSUs have been achieved, you will receive the Shares underlying your FY 2020 RSUs, subject to Section 12.1 of the Plan and the October 2020 RSU Award Agreement (the “Award Agreement”), including (without limitation) the long-service and quarterly-vesting provisions applied for terminations. Any FY 2020 RSUs that do not become issuable automatically shall be cancelled and terminate without the payment of any consideration to you. For example, if the Compensation Committee were to approve a grant of 21,000 FY 2020 RSUs, you have attained 30 years of service prior to October 22, 2019, and you experience an Eligible Termination (other than due to your death) on February 16, 2020, you would be eligible to receive 14,350 Shares (14,000 Shares (2/3 times 21,000), plus 350 Shares (20% of 7,000 (21,000 minus 14,000) multiplied by 1/4)), if the performance goals established for your FY 2020 RSUs are achieved. The remaining 6,650 Shares automatically would be canceled.
Shares that become issuable will be delivered after the Compensation Committee’s evaluation of the satisfaction of the performance results for FY 2020 RSUs and in accordance with the Company’s established practices for settling the first anniversary vesting installment associated with performance-based RSUs, but no later than December 31, 2020. For purposes of Internal Revenue Code section 409A, each vesting installment that may be delivered to you pursuant to your FY 2020 RSUs shall be treated as a separate payment and the right to a series of installment payments pursuant to your FY 2020 RSUs shall be treated as the right to a series of separate and distinct payments.
By accepting the FY 2020 RSUs, you acknowledge your agreement with the terms in this letter and that your FY 2020 RSUs will be subject to the terms and conditions of the Plan and the terms and conditions set forth in the Award Agreement attached to this letter, except as otherwise expressly provided herein.
Thank you for your hard work and continued contribution to the success of the Company.

Sincerely,

COSTCO WHOLESALE CORPORATION
/s/ ROBERT E. NELSON, III
Robert E. Nelson, III
Senior Vice President - Finance